As Filed with the Securities and Exchange Commission on August 8, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HCC INSURANCE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities )
404132102
(CUSIP Number of Class of Securities Underlying Options to Purchase Company Stock)
Randy D. Rinicella
Senior Vice President and General Counsel
13403 Northwest Freeway
Houston, Texas 77040
(713) 690-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons )
with copies to:
Arthur S. Berner, Esq.
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
(713) 547-2526
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$20,615,050.13	$632.88

*	Estimated solely for purposes of calculating the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 2,221,237 shares of common stock of HCC Insurance Holdings, Inc. will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 9, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on July 31, 2007 (collectively, the “Schedule TO”), is the final amendment relating to the Offer by the Company to amend certain outstanding options. This Amendment reports the result of the Offer. Except as amended and supplemented hereby, all of the terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 is hereby amended and supplemented by adding the following:
The Offer expired at 11:59 p.m. Central Time on August 7, 2007. The Company has accepted for amendment Eligible Options to purchase 2,221,237 shares of the Company’s common stock (100% of the Eligible Options) and has amended the per share exercise price of each such option to the closing share price of the Company’s common stock on the actual measurement date for each such option for tax purposes. In addition, the participants whose Eligible Options have been amended in accordance with the Offer are now eligible to receive a Cash Bonus in the aggregate amount of up to approximately $4.0 million to compensate them for the increase in the exercise prices per share in effect for their amended options.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

HCC Insurance Holdings, Inc.
By:	/s/ Frank J. Bramanti
Frank J. Bramanti
Chief Executive Officer

Date: August 8, 2007